

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2010

Bill Glaser
Chairman and Chief Executive Officer
Awesome Living, Inc.
9595 Wilshire Blvd., Suite 900
Beverly Hills, California 90212

> **Re:** **Awesome Living, Inc.**
> **Form 10-12G**
> **Filed September 15, 2010**
> **File No. 000-54119**

Dear Mr. Glaser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that your registration statement will automatically become effective in 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared our comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

Form 10

Item 9. Market Price of and Dividends on the Registrant's Common Equity

2. We note that you have incorporated by reference the section "Capitalization" from the information statement; however, this section does not appear in the information statement. Please advise. Please also revise the sections from the information statement that you are incorporating by reference to ensure you have included all of the information required by Item 201 of Regulation S-K.

Exhibit 99.1

General

3. Please advise us of the basis for your belief that this spin-off should not be registered under the Securities Act of 1933. You should discuss each of the factors addressed in Staff Legal Bulletin No. 4 (September 16, 1997). Please address in detail the basis for your belief that the spin-off will be pro rata to the parent's shareholders given that the August 12, 2010 record date falls before the merger of uKarma Corporation and Innolog Holdings Corporation on August 18, 2010 and the basis for your belief that the spin-off has a valid business purpose given the recent reverse merger and your statements on page 8 of the information statement that Awesome Living is a business in the early stage of its development with limited or no operating history. Please also discuss in detail whether the parent is spinning off restricted securities given the disclosure in the fourth paragraph on page 14 of the information statement and, if so, whether the parent has held these shares for at least two years.

4. Please revise references to "Innolog" and "Innolog Holdings Corporation" throughout your information statement to more clearly identify each of the entities at different stages of the past merger transaction and proposed spin-off transaction. It appears that you use the terms interchangeably to refer both to the current parent of Awesome Living Inc. and to uKarma Corporation prior to the merger, even though prior to the merger uKarma and Innolog Holdings Corporation both existed and were distinct companies. We also note on pages two and five that the meaning may change based on "context." Additionally we note the last sentence of the second paragraph on page five that references to Innolog refer to Innolog Holdings Corporation and its consolidated subsidiaries "other than Awesome Living."

5. Please remove qualitative statements throughout the information statement such as "rapidly growing tens of millions" on pages 5 and page 20, "extremely well suited" on page 20, "very high percentage" and "big seller" on page 21, and "key

acquisitions and business development initiatives which quickly increased shareholder value" on page 23. Please note that these are only examples.

6. Please delete the disclosure in the second paragraph on page 2 that the information in the information statement is accurate as of any "other date stated in this information statement."

Letter from Innolog Holdings Corporation

7. Please revise the last sentence of the first paragraph of the letter to provide balancing disclosure that there is no guarantee that the spin-off will facilitate either company's corporate strategies and enhance access to capital for both companies. Please similarly revise the last sentence of the second paragraph of the letter to Awesome Living's shareholders.

8. We note your statement in the second paragraph that "[w]e intend for the spin-off to be tax-free." Please tell us your basis for this statement in light of your disclosure that you have no IRS ruling or expert opinion in support of this or please clarify that this statement is management's belief. Please similarly tell us the basis for the statements in the second answer on page 4 and the first paragraph on page 14 or please state that the disclosure is management's belief.

Summary, page 5

9. The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please provide this information in the forefront of the "Our Business" section. Please also provide the amount of your accumulated deficit to date and please revise to include the last sentence on page 18 in which you state that you expect to incur substantial losses over the next two years and the second sentence in the second paragraph on page 19 that you need approximately $631,322 to meet your capital requirements over the next 12 months.

Corporate Information and Structure, page 6

10. You state that you maintain a website at www.awesomeliving.com, yet the site appears to be under construction. Please advise.

Risk Factors, page 7

11. Please create a risk factor to discuss that Messrs. Glaser and Tannous will own 75.66% of the common stock after the spin-off and the impact their ownership will have on shareholder voting, management and operations.

<u>Our historical financial information is not necessarily representative, page 8</u>

12. Please revise to quantify the expected costs you will incur as a newly reporting company, both initially and ongoing.

<u>We may be required to satisfy certain indemnification obligations to Innolog, page 8</u>

13. Please revise this risk factor to discuss the indemnification obligations owed by you to Innolog and owed by Innolog to you. Please also file the Separation and Distribution Agreement as an exhibit to your filing.

<u>We lack a substantial operating history and have experienced losses, page 8</u>

14. The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please disclose this information in this risk factor. Additionally please disclose your monthly "burn rate" and the month you will run out of funds without the addition of capital.

<u>We may be affected by product liability claims, page 11</u>

15. Please revise this risk factor to disclose when you plan to acquire the liability insurance.

<u>The Spin-Off, page 13</u>

<u>Reasons for the Spin-Off, page 13</u>

16. Please revise to present the reasons for the spin-off separate from the reasons for the merger. The section discusses opportunities and benefits of "the merger and subsequent spin-off." Please also revise to discuss the negative factors that are associated with the merger and the spin-off.

17. Please advise as to how the second and third bullets in this section create a significant opportunity and benefit as the merger of uKarma Corporation and Innolog Holdings Corporation only occurred on August 18, 2010 and the board of directors of Innolog approved the spin-off on August 10, 2010. Please also advise as to how the fourth bullet creates a significant opportunity and benefit as the record date for the spin-off is August 12, 2010 and the merger occurred on August 18, 2010.

Important Federal Income Tax Consequences, page 13

18. Please revise your disclosure to clarify who the "certain" Innolog shareholders are in the first sentence of this section.

Management's Discussion and Analysis of Financial Condition, page 14

Recent Developments, page 15

19. Please revise to provide support for the last paragraph of this section. Alternatively, please revise this section to state that it is management's belief and provide balancing disclosure that there is no guarantee that, after the spin-off, you will be in a position to begin raising capital so you can begin marketing your current and future products.

Our Business, page 20

20. Please provide balancing disclosure to indicate that there is no guarantee that you will be able to execute the plans discussed in the Our Business section. Additionally please revise the headings "Principal Products and Services" and "Distribution and Sales" to indicate that these sections are largely aspirational. Please indicate the status of each initiative discussed. For example, revise your disclosure to state how many customers you currently have and how long you anticipate it will take you to reach the 10,000 customers which would warrant your product extensions.

21. Please revise to clarify disclosure regarding past activities. Please revise your statements "previously engaged an agent" and "had interest in producing a TV show" on page 20 to indicate whether any agreements were executed. Additionally please disclose the results of the national airing of the infomercial that began on June 27, 2008, as referenced on page 21.

Principal Products and Services, page 20

22. Please explain to us the nature of your relationship with Erik Paskel, including the nature of any current agreements. Please file all material agreements as exhibits to your next amended registration statement.

Distributions and Sales, page 21

23. Please clarify and balance your focus group disclosure on page 21. State, if true, that the percentage of participants "interested" in buying your DVD series may not translate into a similar viewer response rate for your infomercials. Revise the

phrase "confirmed our potential" to clarify for investors that there is no guarantee that sales will be successful.

DVD Continuity Programs, page 21

24. We note your disclosure regarding a call center in the second paragraph on page 21. Please revise your disclosure to discuss the expenses incurred with respect to the call center and whether you have any agreements in place for the call center. If so, please file the agreement as an exhibit to your next amended registration statement.

Viral/Social Media Marketing, page 22

25. Please delete the references to Facebook, Twitter, and YouTube.

Affiliate Programs, page 22

26. Please revise your disclosure to state whether you have any agreements in place with the websites you list in this section. If so, please file the agreements as exhibits to your next amended registration statement. If not, please delete the references to the websites.

Management, page 23

27. Please revise this section so that the dates listed in the table on the top of page 23 match the dates in the paragraphs set forth below. Please also revise the description of Mr. Tannous to include his tenure as director of uKarma Corporation as discussed in the Legal Proceedings section on page 22 and to provide the dates Mr. Tannous has served at uKarma Corporation and US First Capital, LLC.

Board Committees; Director Independence, page 24

28. Please revise your disclosure to discuss when you plan to form an audit committee and a compensation committee and add independent directors, and whether it will be before or after the spin-off.

Executive Compensation, page 25

29. Please tell us why you have reported the 7,211,535 shares awarded to Mr. Glaser in the Salary column and not the Stock Award column of the Summary Compensation table.

30. Please revise the Summary Compensation Table to reflect that the amounts listed in the Option Awards column represent the grant date fair value or please advise.

Certain Relationships and Related Party Transactions, page 29

31. Please advise as to why the Consulting Agreement between Mr. Tannous and Awesome Living filed as Exhibit 10.3 to the Form 10 is not disclosed in this section. Alternatively, please revise this section to disclose this agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Jamie Kim
        Fax: (310) 208-1154